April 4, 2014

VIA EDGAR

Daniel L. Gordon
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010

Re:     Altisource Asset Management Corporation
Form 10-K for fiscal year ended December 31, 2013
Filed February 20, 2014
File No. 1-36063

Dear Mr. Gordon:

Altisource Asset Management Corporation (the “Company”), hereby provides this letter in response to the comments (the “Comments”) of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of March 11, 2014 (the “Comment Letter”) in connection with the Company’s Form 10-K for the year ended December 31, 2013 (the “Form 10-K”).

Set forth below are the Company’s responses to the Comments. For the Staff’s convenience, the Company has restated the Comments in this letter. Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Form 10-K.

Form 10-K for fiscal year ended December 31, 2013

Interest Expense, page 51

1.
Regarding repurchase agreements entered into by Altisource Residential Corporation (“Residential”), in future filings please quantify the average quarterly balance for all periods presented, quantifying the period end balance for each of those quarters and the maximum balance at any month end. Please explain the reasons for significant variances among these amounts.

Response: In response to the Staff’s comment, the Company will provide information in future filings to quantify (a) the average quarterly balance under its repurchase agreements for all periods presented, (b) the period end balance for each quarter presented and (c) the maximum balance at month end during the periods presented. The Company will also explain the reasons for significant variances, if any, among these amounts in such future filings.

Daniel L. Gordon
Securities and Exchange Commission
April 4, 2014

Repurchase Facilities, page 52

1.
We note your footnote disclosure detailing the amount of Residential’s outstanding repurchase agreements and the carrying value of related collateral. Please tell us and disclose the following in future periodic filings if material:

a.	The basis for the amount of additional collateral required above the amount outstanding for each outstanding repurchase agreement as of the balance sheet date;

b.	Trends related to overcollateralization ratios corresponding to Residential’s individual and aggregated master repurchase agreements; and

c.	Whether Residential was required to pledge cash as collateral at any time over the duration of such outstanding repurchase agreements.

Response: To the extent applicable in each period covered by the Company’s future filings, the Company will provide the information requested in response to the Staff’s comment.

The Company notes that the Company’s repurchase agreements provide for the lenders to finance the Company’s portfolio at advance rates (or purchase prices) ranging from 40% to 70% of the “asset value” of the mortgage loans/REO properties. Under the repurchase agreements, the “asset value” generally is an amount that is based on the market value of the mortgage loan or REO property. The Company believes these are typical market terms which are designed to provide cushion for the lender to collateralize its advances to the Company in the event the collateral declines in value. Under each of the repurchase agreements, if the carrying value of the collateral declines beyond certain limits, the Company would have to either (a) provide additional collateral or (b) repurchase certain assets under the agreement to maintain the applicable advance rate.

Throughout the terms of each of the Company’s repurchase agreements, the advance rates described above have remained consistent.

The Company was not required to pledge cash at any time over the duration of the outstanding repurchase agreements.

***************

The Company hereby acknowledges the following:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the form 10-K;

2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

3.	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Daniel L. Gordon
Securities and Exchange Commission
April 4, 2014

Please telephone the undersigned or Kenneth D. Najour, the Company’s Chief Financial Officer, at (340) 692-1055 if you have any questions or need additional information.

Sincerely,

/s/ Stephen H. Gray

Stephen H. Gray

cc:

Kenneth D. Najour
Altisource Residential Corporation
c/o Altisource Asset Management Corporation
402 Strand Street
Frederiksted, United States Virgin Islands 00840-3531

Mark Rakip
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010